KeyOn Continues to Improve its Balance Sheet with Note Conversion

- KeyOn has reduced outstanding indebtedness by $1.9 million and increased equity capital by $3.3 million since May 2009 -

OMAHA, NE (September 2, 2009) -- KeyOn Communications Holdings, Inc. (OTCBB: KEYO), one of the largest providers of wireless broadband, satellite video and voice over Internet protocol (VoIP) services in the United States, announced today that the holders of the Company’s subordinated secured notes due August 31, 2009 have elected to convert their notes into shares of the Company’s common stock.

The Company had a series of subordinated secured notes which were issued between July and December 2008. The notes were convertible into shares of the Company’s common stock at any time prior to maturity, which afforded the Company with an opportunity to reduce its outstanding debt and provided the holders of the notes with an additional option of repayment. As of August 31, 2009, the Company has reduced notes payable and interest payable liability by $1,188,042 in exchange for the issuance of 2,376,090 shares of common stock, representing the conversion of all of the Company’s existing notes. These notes will be eliminated from the Company’s current liabilities.

Importantly, two executives of the Company and their affiliates - Jonathan Snyder, CEO, and Jason Lazar, Vice President Corporate Development and General Counsel - held notes totaling $555,137 (48% of the total outstanding notes) and participated in this conversion, demonstrating confidence in the Company and its current strategy.

In June, KeyOn reported that it had extended the maturity of its senior term loan for 6 years and reduced the principal by $450,000. Together with the reduction in the Company’s subordinated notes, KeyOn has eliminated $1.9 million of short-term indebtedness since May 2009 and has approximately $4.0 of long-term debt remaining on its balance sheet (not including capital lease obligations). In addition, KeyOn has increased equity capital by $3.3 million through the conversion and recent equity raises and has raised a total of $2.1 million since May 2009.

Commenting on the announcement, Jonathan Snyder, President and CEO of KeyOn Communications, stated, “In 2009, our company goals were to generate positive EBITDA, strengthen our balance sheet and fulfill our strategic objectives including our application for government stimulus capital under the American Recovery and Reform Act of 2009 (ARRA) and the continuation of our acquisition efforts. With the conversion of our subordinated secured notes, I am extremely pleased that into the third quarter, we are tracking against our plan. We have reported 3 straight quarters of positive adjusted EBITDA, have significantly de-levered our balance sheet, raised common equity and completed federal stimulus applications totaling $150 million.”

Annette Eggert, KeyOn’s CFO, stated, “With the debt reductions, our current liabilities have become normalized. We are expecting that our accounts payable and accrued expenses will also be reduced in the coming quarters as we are expecting credits from certain vendors for previously expensed charges. I believe our balance sheet for the third quarter will provide a strong foundation for our growth through ARRA and acquisitions.”

About KeyOn Communications Holdings, Inc.

KeyOn Communications Holdings Inc. (OTC BB: KEYO) is one of the largest providers of wireless broadband, satellite and voice over Internet protocol (VoIP) services in the United States, primarily targeting underserved markets with populations generally less than 50,000. KeyOn offers broadband services with VoIP and satellite video services to both residential and business subscribers across 11 Western and Midwestern states. Through a combination of organic growth and acquisitions, KeyOn has expanded its network footprint to reach approximately 50,000 square miles and cover nearly 2,500,000 people as well as small-to-medium businesses. Management intends to drive subscriber growth through additional acquisitions as well as organic growth across the company’s expanding footprint by offering bundled services including broadband, video and VoIP and related valuable services such as the Bullseye Club. Through its participation in the American Recovery and Reinvestment Act of 2009 (ARRA) and its allocation of $7.2 billion for the deployment of broadband infrastructure, among other things, the company intends to build next generation wireless broadband networks in and around its market footprint. More information on KeyOn can be found at www.keyon.com.

Non-GAAP Measures

This press release includes disclosure regarding “Adjusted EBITDA” which is a measurement used by KeyOn Communications to monitor business performance and are not recognized measures under GAAP (generally accepted accounting principles). Accordingly, investors are cautioned in using or relying upon these measures as alternatives to recognized GAAP measures.

“Adjusted EBITDA” is defined as earnings or loss from operations adjusted for depreciation, amortization, goodwill impairment, non-cash stock based compensation expenses and other one time expenses incurred. Adjusted EBITDA should not be construed as an alternative to operating loss as defined by GAAP.

Safe Harbor Statement

Certain statements contained in this press release are "forward-looking statements" within the meaning of applicable federal securities laws, including, without limitation, anything relating or referring to future financial results and plans for future business development activities, and are thus prospective. Forward-looking statements may include, without limitation, the company’s expectations regarding: future financial and operating performance and financial condition; plans, objectives and strategies; product development; industry conditions; the strength of its balance sheet; and liquidity and financing needs. Readers are cautioned not to put undue reliance on such forward-looking statements, which are not a guarantee of performance and are subject to a number of uncertainties and other factors, many of which are outside of the company’s control, which could cause actual results to differ materially from such statements. For a more detailed description of the factors that could cause such a difference, please refer to the company’s filings with the Securities and Exchange Commission, including the information under the headings “Risk Factors” and “Forward-Looking Statements” in our Form 10-KSB filed on April 15, 2009. Consequently, future events and actual results could differ materially from those set forth in, contemplated by, or underlying the forward-looking statements contained herein. The company undertakes no obligation to update or supplement such forward-looking statements.

Company Contact:

KeyOn Communications Holdings, Inc.

Rory Erchul, 402-998-4044

VP of Marketing

rerchul@keyon.com

www.keyon.com

- or -

Investor Relations Contact:

Liviakis Financial Communications, Inc.

John Liviakis, 415-389-4670

John@Liviakis.com

www.liviakis.com